SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President and CEO

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of World Energy Solutions, Inc. (“World Energy”) by Wolf Merger Sub Corporation, a wholly owned subsidiary (“Purchaser”) of EnerNOC Inc. (“EnerNOC”) pursuant to the terms of an Agreement and Plan of Merger, dated November 4, 2014, by and among World Energy, Purchaser and EnerNOC: (i) a press release by World Energy dated November 10, 2014 ; and (ii) the prepared remarks of Phil Adams, President and CEO of World Energy, and Jim Parslow, CFO of World Energy, for the World Energy Q3 2014 earnings call dated November 10, 2014.

Item 1.

For Immediate Release

World Energy Solutions Announces Q3 Financial Results

Company Achieves Double-Digit Revenue Growth and Record Adjusted EBITDA

Worcester, MA – November 10, 2014 – World Energy Solutions, Inc. (NASDAQ: XWES), a leading energy technology and services firm, today announced financial results for the three and nine months ended September 30, 2014.

Financial Highlights (All figures are in US dollars; comparisons of performance are made between Q3 2014 results and Q3 2013 results, unless otherwise noted.)

Revenue and Backlog

•	Quarterly revenue grew 13% to $9.9 million

•	Energy procurement revenue for the quarter grew 6%

•	Energy efficiency services revenue rose 49%

•	Revenue for the nine-month period increased 14% to $28.8 million

•	Annualized backlog stood at $23.9 million

•	Total backlog declined 4% to $44.2 million

Operating Results

•	Adjusted EBITDA* climbed to a record $1.4 million, up from $0.8 million

•	Net loss decreased to ($0.1) million, or ($0.01) per share, from ($0.6) million, or ($0.05) per share

•	Non-GAAP adjusted net income was $0.3 million, or $0.02 per share, which excludes $0.4 million in merger-related costs

•	Gross margins in the quarter fell slightly to 73% from 74%, reflecting the increased contribution of energy efficiency services revenue to total revenue

•	Energy procurement gross margins increased to 88% from 84%

•	Energy efficiency services gross margins decreased to 21% from 24%

•	Free cash flow for the quarter was $0.7 million

Liquidity and Balance Sheet

•	Cash and cash equivalents were $2.8 million at quarter end, a 60% increase from December 31, 2013

•	The Company commenced principal payments against its long-term debt

“This is clearly an exciting time for World Energy as evidenced by our strong quarterly performance and the recently announced agreement with EnerNOC,” said Phil Adams, CEO of World Energy Solutions. “Our Q3 results underscore the strength of our business model, which reliably generates profit and cash. Not only did we post another quarter of double-digit organic revenue growth, highlighted by the second best revenue quarter in our history, but we also achieved record adjusted EBITDA.

“Against this backdrop, we have attracted the attention of EnerNOC, which entered into an agreement to acquire World Energy last week. This move further validates our reputation as a technology leader in the energy management space. Our software-based auction platform continues to demonstrate significant value to participants in the retail energy sector and is poised to deliver significant synergies and cost savings to customers as part of EnerNOC’s energy intelligence software platform.”

Financial Review

Q3 2014

Revenue for the three months ended September 30, 2014 increased 13% to $9.9 million as revenue from both segments increased compared to the same period last year. Energy procurement revenue rose 6%, reflecting increased transaction activity from our auction, mid-market and wholesale customers as well as an increase in revenue recognized from previously deferred items. Energy efficiency services grew 49% as our rebuilt Massachusetts sales team continued to deliver an increase in the number of projects and average project size completed during the third quarter of 2014.

Gross margins decreased 1% to 73%, reflecting the increased contribution of energy efficiency services revenue to total revenue. Energy procurement gross margins increased to 88%, from 84%, reflecting a decrease in payroll due to our continued integration, automation, and reorganization efforts to improve processes and drive scalability. Energy efficiency services gross margins decreased to 21%, from 24% in the same period last year, due to the completion of one low-margin project completed during the quarter. Operating expenses as a percentage of sales decreased to 72%, from 76% in the same period last year, primarily resulting from the growth in revenue. Operating expenses increased primarily due to $0.4 million of costs incurred related to our recently announced proposed merger with EnerNOC. Our operating margin improved to 1% as compared to (2%) in the same period last year, and adjusted EBITDA* margin was 14% compared to 10% in the prior year quarter. Non-GAAP adjusted net income was $0.3 million, or $0.02 per share, for the three months ended September 30, 2014 compared to a net loss of ($0.6) million, or ($0.05) per share in 2013.

At September 30, 2014, we had cash and cash equivalents of $2.8 million compared to $1.7 million at December 31, 2013 and $2.3 million at June 30, 2014. The increase in cash and cash equivalents during the quarter was primarily due to free cash flow of $0.7 million for the quarter, which was partially offset by principal payments against our long-term bank debt. Free cash flow decreased from the same period last year as improved net income, adjusted for non-cash items, was offset by increases in accounts receivable and capitalized software costs, and a decrease in deferred revenue. The Company continues to maintain a $2.5 million line-of-credit with Commerce Bank and has not borrowed against this facility.

Year-to-Date 2014

Revenue for the nine months ended September 30, 2014 rose 14% over the same period last year to $28.8 million as revenue from both segments increased over the same period last year. Energy procurement increased 9%, reflecting increased transaction activity from our auction and mid-market customers, as well as increased revenue recognized from previously deferred items. These increases were partially offset by a decrease in gas transaction activity as increased commodity prices during the first quarter delayed contracting decisions by listers. Energy efficiency services increased 41% as our rebuilt Massachusetts sales team continued to deliver increased revenue in the NSTAR territory in Massachusetts during 2014. Gross margins were 75% for the nine months ended September 30, 2014 compared to 74% for the same period last year, reflecting an increase in both segments. Energy procurement gross margins increased to 87%, from 83%, primarily resulting from a decrease in payroll resulting from our continued integration, automation, and reorganization efforts to improve processes and drive scalability. Energy efficiency services gross margins increased to 20%, from 18% in the same period last year, due to improved contribution margins on projects completed during the first nine-months of 2014. Operating expenses as a percentage of sales decreased to 75%, from 82% in the same period last year, as the growth in revenue exceeded the increase in costs. The increase in operating expenses was primarily due to increased legal and consulting costs related to costs associated with our proposed merger with EnerNOC and the shareholder action in the first quarter of 2014. Overall, the Company’s operating margin improved to 1% and adjusted EBITDA* margin was 12% as compared to 4% for the same period last year.

Note: Backlog relates to contracts in force on a given date representing transactions between bidders and listers on our platform related to commodity brokerage assuming listers consume energy at their historical usage levels or deliver credits at expected levels. Total backlog represents the commission that the Company would derive over the remaining life of those contracts. Annualized backlog represents the commission that the Company would derive from those contracts within the 12 months following the date on which the backlog is calculated. Total and annualized backlog at September 30, 2014 included commodity backlog of $43.3 million and $23.0 million, respectively. In addition, total and annualized backlog include contracted management fees between World Energy and energy consumers for energy management and auction administration services of $0.9 million that are expected to be received over the following 12-month period. These management fees can be terminated within 30 days per the terms of the contracts.

Conference Call & Webcast

World Energy will hold a conference call today, November 10, 2014, at 5:00 p.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 1 (800) 774-6070 (domestic) or 1 (630) 691-2753 (international) and enter passcode 8871616#. A replay will be available two hours after the completion of the call, and for three months following the call, by dialing 1 (888) 843-7419 for domestic participants or 1 (630) 652-3042 for international participants, and entering passcode 8871616# when prompted. Participants may also access a live webcast of the conference call through the investor relations section of World Energy’s website, www.worldenergy.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. An archived replay of the webcast will be available for 30 days.

* Non-GAAP Financial Measures

World Energy provides all information required in accordance with GAAP and also provides certain “non-GAAP financial measures.” A non-GAAP financial measure refers to a numerical financial measure that is included in (or excluded from) the most directly comparable financial measure calculated and presented in accordance with GAAP in the Company’s financial statements. World Energy provides Non-GAAP net income (loss), adjusted EBITDA and free cash flow as additional information relating to our operating results. These non-GAAP measures exclude expenses related to the proposed merger of the Company with EnerNOC, depreciation related to our fixed assets, amortization expense related to acquisition-related assets and other assets, interest expense on bank borrowings, notes payable to sellers and contingent consideration, interest income on invested funds, and income taxes.

Management believes it is useful to exclude expenses related to the proposed merger, depreciation, amortization, net interest and income tax expense as these are essentially fixed amounts that cannot be influenced by management in the short term. Management defines free cash flow as net cash provided by operating activities less capital expenditures. Management defines capital expenditures as purchases of property and equipment, which includes capitalization of internal-use software development costs.

Management uses these non-GAAP measures for internal reporting and bank reporting purposes. World Energy provides these non-GAAP financial measures in addition to GAAP financial results, because management believes that these non-GAAP financial measures provide useful information to certain investors and financial analysts in helping them to better understand the Company’s operating results and underlying operational trends. They also provide a consistent basis for comparison across accounting periods.

These non-GAAP financial measures are not prepared in accordance with GAAP. These measures may differ from the GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare the Company’s performance to that of other companies. There are significant limitations associated with the use of non-GAAP financial measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net loss prepared in accordance with GAAP.

Whenever World Energy reports non-GAAP financial measures, a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure will be made available. Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures. Reconciliation of GAAP net loss to non-GAAP adjusted net income (loss), adjusted EBITDA and Free cash Flow is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
GAAP net loss	$(149,339)	$(592,298)	$(341,514)	$(3,203,338)
Add: Non-recurring transaction costs	405,807	—	488,807	—

Non-GAAP adjusted net income (loss)	256,468	(592,298)	147,293	(3,203,338)
Add: Interest expense, net	196,010	253,822	594,306	733,956
Add: Income taxes	36,844	142,555	11,844	405,165
Add: Amortization of intangibles	844,701	974,759	2,616,046	2,924,275
Add: Amortization of other assets	11,947	8,507	37,959	25,520
Add: Depreciation	48,927	56,373	153,923	167,112

Non-GAAP adjusted EBITDA	$1,394,897	$843,718	$3,561,371	$1,052,690

Non-GAAP adjusted EBITDA per share	$0.11	$0.07	$0.29	$0.09

Weighted average diluted shares	12,580,375	12,068,220	12,464,823	12,076,880

	Reconciliation of Free Cash Flow for Three Months Ended September 30,		Reconciliation of Free Cash Flow for Nine Months Ended September 30,
	2014	2013	2014	2013
Net loss	$(149,339)	$(592,298)	$(341,514)	$(3,203,338)
Non-cash adjustments	1,208,873	1,301,625	3,431,588	3,942,762

Net loss adjusted for non-cash items	1,059,534	709,327	3,090,074	739,424
Changes in operating assets and liabilities	(207,869)	209,809	(1,070,617)	1,426,837

Net cash provided by operating activities	$851,665	$919,136	$2,019,457	$2,166,261

Net cash provided by operating activities per share	$0.07	$0.08	$0.16	$0.18

Less: Purchases of property and equipment	(12,329)	(54,728)	(72,039)	(128,967)
Less: Capitalization of internal-use software development costs	(141,777)	(24,046)	(225,499)	(24,046)

Free cash flow	$697,559	$840,362	$1,721,919	$2,013,248

Free cash flow per share	$0.06	$0.07	$0.14	$0.17

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the tender offer is commenced, EnerNOC and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the Tender Offer Statement on Schedule TO, including the offer to purchase, form of letter of transmittal and other documents related to the tender offer, and the Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company, and other relevant materials when they become available, because these materials contain important information regarding the tender offer. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company or EnerNOC with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting the Company at 100 Front Street, Worcester, MA 01608.

About World Energy Solutions, Inc.

World Energy Solutions, Inc. (NASDAQ: XWES) is an energy technology and services firm transforming energy procurement and energy efficiency for commercial, industrial, institutional, government and utility customers. The Company’s award-winning, cloud-based auction platform, the World Energy Exchange®, its team of energy experts, and a network of more than 500 suppliers and 300 channel partners form an ecosystem that enables customers to minimize their total cost of energy. To date, World Energy has transacted over $45 billion in energy, demand response and environmental commodities, creating more than $3 billion in value for its customers. World Energy is also a leader in the global carbon market, where its World Energy Exchange® supports the Regional Greenhouse Gas Initiative (RGGI), the first mandatory market-based regulatory program in the U.S. to reduce greenhouse gas emissions. For more information, please visit www.worldenergy.com.

This press release contains forward-looking statements which involve risk and uncertainties. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “forecasts,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company has based these forward-looking statements on its current expectations and projections about future events, including without limitation, its expectations of backlog and energy prices, and its expectations in growth in revenue, operating results, operating margins, and free cash flow. Although the Company believes that the expectations underlying any of its forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. Such risks and uncertainties include, but are not limited to the following: whether the acquisition will be consummated; whether the Company will obtain a superior proposal; the Company’s revenue and backlog are dependent on actual future energy purchases pursuant to completed procurements; the demand for the Company’s services is affected by changes in regulated prices or cyclicality or volatility in competitive market prices for energy; the potential impact on the Company’s historical and prospective financial results of a change in accounting policy may negatively impact its stock price; and other factors outside the Company’s control that affect transaction volume in the electricity market. Additional risk factors are identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent reports filed with the Securities and Exchange Commission. The forward-looking statements made in this press release are made as at the date hereof. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the forward-looking statements expressed in this press release. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, other than as required by securities laws.

For additional information, contact:

Jim Parslow World Energy Solutions, Inc. (508) 459-8100 jparslow@worldenergy.com or Dan Mees World Energy Solutions, Inc. (508) 459-8156 dmees@worldenergy.com	or In Canada: Craig Armitage The Equicom Group (416) 815-0700 x278 carmitage@equicomgroup.com

WORLD ENERGY SOLUTIONS, INC.

SUMMARY OF CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenue	$9,917,639	$8,738,557	$28,831,029	$25,331,696
Cost of revenue	2,669,066	2,243,875	7,101,185	6,621,481

Gross profit	7,248,573	6,494,682	21,729,844	18,710,215
Sales and marketing expenses	4,767,475	4,875,985	14,163,226	14,744,413
General and administrative expenses	2,399,892	1,817,996	7,313,006	6,046,690

Operating income (loss)	81,206	(199,299)	253,612	(2,080,888)
Interest expense, net	(196,010)	(253,822)	(594,306)	(733,956)
Other income	2,309	3,378	11,024	16,671

Loss before income taxes	(112,495)	(449,743)	(329,670)	(2,798,173)
Income tax expense	(36,844)	(142,555)	(11,844)	(405,165)

Net loss	$(149,339)	$(592,298)	$(341,514)	$(3,203,338)

Net loss per common share – basic and diluted	$(0.01)	$(0.05)	$(0.03)	$(0.27)

Weighted average shares outstanding – basic and diluted	12,421,143	12,007,667	12,309,029	11,985,629

SUMMARY OF CONDENSED CONSOLIDATED BALANCE SHEET

September 30, 2014
Assets
Cash and cash equivalents	$2,756,332
Trade accounts receivable, net	7,995,230
Other current assets	2,246,553
Property and equipment, net	479,496
Goodwill	16,167,834
Intangible and other assets, net	13,563,966
Long-term portion of deferred tax asset	7,236,903

Total assets	$50,446,314

Liabilities and stockholders’ equity
Accrued commissions	$1,666,733
Accounts payable and accrued liabilities	5,111,966
Deferred revenue and customer advances	4,678,249
Notes payable and current portion of long-term debt	1,117,904

Total current liabilities	12,574,852
Deferred revenue and customer advances, and other liabilities	2,343,597
Long-term debt	8,613,790
Stockholders’ equity	26,914,075

Total liabilities and stockholders’ equity	$50,446,314

Item 2.

Q3 FY2014 Conference Call

Speaking Notes

FINAL

Speakers:

Phil Adams, CEO

Jim Parslow, CFO

Host: Dan Mees

- November 10, 2014 -

{OPERATOR INTRODUCTION INCLUDING FORWARD-LOOKING STATEMENT DISCLAIMER}

OPERATOR:

Welcome to the World Energy Solutions Third Quarter 2014 earnings call. My name is             , and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

On the call today from World Energy Solutions, Inc., are Phil Adams, Chief Executive Officer, and Jim Parslow, Chief Financial Officer. Before I hand the call over to Management, I want to take the opportunity to remind listeners that today’s presentation and responses to questions may contain forward-looking statements within the meaning of the safe harbor provisions of U.S. securities laws. Forward-looking statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material, factors, or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. For additional information about factors that may cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements, please consult the Company’s 10-K and its other reports filed with the Securities and Exchange Commission. World Energy does not undertake to update any such forward-looking statements. Such statements speak only as of the date made.

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained in this report is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the tender offer is commenced, EnerNOC and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the Tender Offer Statement on Schedule TO, including the offer to purchase, form of letter of transmittal and other documents related to the tender offer, and the Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company, and other relevant materials when they become available, because these materials contain important information regarding the tender offer. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company or EnerNOC with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting the Company at 100 Front Street, Worcester, MA 01608.

I will now turn the call over to Mr. Phil Adams, Chief Executive Officer. Please go ahead, sir.

Phil Adams, Chief Executive Officer

Thank you, operator.

Good afternoon, everyone. I’m pleased to be speaking with you today, and I thank you for your interest in today’s conference call.

Earlier today, we released our financial results for the Third Quarter of 2014. The press release and other materials are available on our website, on EDGAR and on SEDAR. Early last week, we announced that EnerNOC has made an offer to acquire the company.

To start, I’ll comment on our strong financial and operational results. After that, I’ll turn the call over to Jim Parslow, our CFO, for more color on the numbers. Then I’ll return with final comments on last Tuesday’s announcement and what it means for the company.

***

I am delighted to report strong third quarter results.

We posted our second-best revenue quarter in our history, $9.9 million, up 13% from the prior year, and record adjusted EBITDA of $1.4 million, which factors out the one-time charges related to negotiating the offer we signed. We generated $850,000 in cash, while beginning to pay down our bank debt.

Our Q3 results reflect strong performance across the board.

Our retail procurement team continues to execute well in a challenging pricing environment, which often requires us to re-price a deal several times. While that increased effort would normally generate increased cost, our software development efforts of the past 6 quarters have streamlined our operation to process more deals with less labor, enabling us to see an increase in gross margins to 88% this quarter, up from 84% last Q3, in our procurement segment.

And we are continuing to innovate. On Friday, we launched the new release of our World Energy Exchange® software platform, marking another exciting step in our evolution. The new release features a customer portal with an intuitive graphical-user-interface that enables customers to understand their current contract positions, identify opportunities in the market and better manage energy across their operations. We are currently piloting the software with a handful of select customers and partners and are already receiving very positive feedback.

Our wholesale team also continues to innovate, running a first of its kind capacity auction for a large Midwest utility.

And our efficiency division has staged a very strong turnaround by driving record sales with our rebuilt sales team. Quarterly revenue is up 49% year over year, and up 41% through the three quarters. With Q4, historically the biggest and most profitable quarter, still to come, we forecast that our efficiency team will cap its strong year by returning to the black.

While our performance would merit more commentary in a typical quarter, I’m sure last Tuesday’s announcement is top of mind. Let me limit my comments here, and turn it over to Jim to cover the financial metrics. I’ll return shortly to speak about our future.

Jim Parslow, Chief Financial Officer

Thank you, Phil.

Revenue

Revenue for the quarter was $9.9 million, a 13% increase compared to the third quarter of 2013. Revenue for the nine months was $28.8 million, a 14% increase over last year.

Both of our segments had solid growth. Energy Procurement grew 6% to $7.8 million in the third quarter and 9% to $23.7 million for the nine months. Energy Efficiency grew 49% for the quarter and 41% for the year to date period.

The 6% increase in Procurement for the quarter reflected increased transaction activity from our auction, mid-market and wholesale customers as well as higher revenue recognized from previously deferred items. Our auction customers had lower usage in the quarter reversing the upward trend we saw in the first half of the year, reflecting a moderate summer cooling season. Our mid-market product line continued to be a strong contributor as revenue has steadily grown since we adopted a monthly payment model for all transactions in April of last year.

Annualized backlog, representing commissions expected to be collected within the next 12 months, decreased slightly to $23.9 million, and total backlog declined 4% to $44.2 million. These decreases reflect the impact of some of our customers, who are facing significant price increases, delaying contracting decisions. A portion of these holdover customers have contracted subsequent to quarter end but are not reflected in our Q3 closing backlog numbers.

Deferred revenue and customer advances totaled $7.0 million at September 30 compared to $7.5 million at both year end and at the end of the second quarter as we recognized more revenue from previously deferred contracts.

Revenue from our Energy Efficiency segment grew 49% for the quarter and 41% for the 9 months as we saw our rebuilt Massachusetts sales team continue to gain traction in the market, delivering more, and larger size, projects for the quarter.

Net Income

Q3 continued a trend of improved profitability. Net income, excluding transaction costs directly related to our proposed sale to EnerNOC, was $256,000, or $0.02 per share for the quarter, reversing the net loss of $592,000, or ($0.05) per share, last year. Adjusted EBITDA, also excluding transaction costs, increased 65% to $1.4 million, or $0.11 per share, compared to the same quarter in the prior year, and more than tripled to $3.6 million, or $0.29 per share, for the year to date period. This increase in profitability was driven by our ability to grow revenue while implementing efficiencies in our cost structure, demonstrating the inherent leverage in our model.

Gross Margins

Gross margin was 73% for the quarter compared to 74% in Q3 2013 as our Efficiency segment represented a larger % of our overall revenue. Energy Procurement gross margins were strong, increasing to 88%, from 84%, as we continued to build out our software to automate processes and drive scalability. Energy Efficiency gross margins decreased to 21% from 24% for the quarter primarily due to the completion of one large project during the quarter with a lower contribution margin.

For the year, overall gross margins improved to 75%, compared to 74% last year. Energy Procurement gross margins were strong, increasing to 87% from 83%, reflecting our automation efforts. Energy Efficiency gross margins increased to 20% from 18%, reflecting the strong turnaround from our rebuilt sales team driving record sales volumes and emerging traction from our automated audit software tool.

The increase in operating expenses was directly impacted by the transaction costs incurred related to our proposed acquisition by EnerNOC. As a percentage of sales, operating expenses decreased 4% for the third quarter to 72% despite the $400,000 in non-recurring costs. Excluding these costs, operating expenses, as a % of revenue, would have been 68% or 8% lower than the previous year quarter.

LIQUIDITY AND BALANCE SHEET

Our cash increased close to half a million dollars during the quarter to $2.8 million, reflecting free cash flow of $698,000 generated during the quarter. This increase was partially offset by $268,000 in principal payments against our long-term debt. As noted in previous calls, we have retired all of our earn-out and seller note obligations related to all our acquisitions and have returned to positive working capital. In sum, Q3 results are a continuation of improving financial results, strong revenue and gross margins, record adjusted EBITDA and a strengthening balance sheet.

On that note, I will now turn things back to Phil.

Phil Adams, Chief Executive Officer

Thank you, Jim.

On Tuesday, we entered into an agreement to be acquired by EnerNOC, a leading provider of energy intelligence software (EIS), for $5.50 per share. EnerNOC’s offer supports management’s objectives to realize value for our shareholders and to create an exciting opportunity for our employees.

We see this offer as validation of both the company we have built and our emergence from a challenging time. This quarter’s results underscore World Energy’s strong software platform, compelling value proposition, and enviable business model.

Under the terms of the agreement, a subsidiary of EnerNOC will commence a tender offer to acquire all of the Company’s shares of common stock for $5.50 per share in cash, representing an approximate 35% premium over the 20 trading-day average of the Company’s shares and an approximate 33% premium to the closing price of the Company’s shares as of November 3, 2014. EnerNOC’s obligation to purchase the shares of the Company’s common stock tendered in the tender offer is subject to certain conditions, including that holders of at least a majority of the shares are tendered during the tender offer period. Following completion of the tender offer, the remaining shares will be acquired in a second step merger at the same cash price as paid in the tender offer.

The Company may solicit superior proposals from third parties during a “go-shop” process, run by Canaccord Genuity, that extends for 55 days. It is not anticipated that any developments will be disclosed with regard to this process unless and until the Company’s Board of Directors makes a decision to pursue a potential superior proposal. The agreement provides EnerNOC with a customary right to match any superior proposal. This process will go through December and, potentially longer, if other interested parties surface. If no other suitor emerges with an improved offer and a majority of shares are tendered, the transaction will close in January.

A special committee of the Board of Directors, consisting solely of independent directors, and the Board of Directors, unanimously approved the transaction. The special committee also obtained and considered a fairness opinion from Duff & Phelps, an independent third-party financial advisor.

We have known EnerNOC since we were both fledgling companies pioneering aspects of the emerging energy management space. As we have evolved our offerings to become players in the emerging category of Energy Intelligence Software, EnerNOC sees this merger as a compelling fit, strategically leveraging our respective strengths to create a synergistic whole.

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On behalf of the company, I’d like to express our gratitude to you, our shareholders, for your interest in and support of our company.

At this point, we are able to take questions; however, since we are in the process of preparing the tender offer filings, we will need to restrict questions to our third quarter financial performance.

With that, let’s open up the floor for questions. Operator?

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OPERATOR:

Thank you. We will now begin the question and answer session. If you have a question, please press star, then one on your touch-tone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. There will be a delay before the first question is announced. If you are using a speakerphone, you may need to pick up the handset first before pressing the numbers. Once again, if you have a question, please press star, then one on your touch-tone phone.

AFTER QUESTIONS ARE DONE

OPERATOR:

There are no further questions at this time. I turn the call back over to Phil Adams.

PHIL:

Thank you Operator and thank you everyone for your participation.

OPERATOR:

This concludes today’s conference call.